

November 24, 2009

Mr. Randal Hardy
Chief Executive Officer
Timberline Resources Corporation
101 East Lakeside Avenue
Coeur d'Alene, ID 83814

> **Re:** **Timberline Resources Corporation**
> **Amendment No. 1 to Form S-3**
> **Filed November 13, 2009**
> **File No. 333-162631**

Dear Mr. Pearson:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Because it does not appear that you meet the qualifications of Rule 8-08(b) of Regulation S-X, your registration statement must include your audited financial statements for the fiscal year ended September 30, 2009. Please revise to include the required financial statements, or explain why these are not required to be filed.

Exhibit 5.1

2. Please file an executed legal opinion. In this regard, we note that the opinion filed with this amendment does not contain the signature included in the opinion filed October 22, 2009.

Engineering Comments

3.   Generally, mineralized material should be reported as "in place" grade and tonnage. Estimates of contained metal or total ounces in mineralized material should not be reported, as these can be confused with reserves. Please note that "mineralized material" does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators.

- Remove the terms "measured," "indicated," Inferred" "mineral resource," "mineral resource base," "drill indicated," "geological resources" and associated estimates.

- If the quantities associated with the above terms meet the requirements of mineralized material, disclose the estimates as "mineralized material."

- Please do not disclose estimates based on geologic inference, such as "inferred" or "possible" resources.

4.   The cutoff grade is a critical component used to evaluate the potential of your mineral properties. Please disclose the assumed operating costs and recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineralized material has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices - based on a three-year historic average.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ken Schuler at (202) 551-3718 with questions about engineering comments. Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Jason K. Brenkert, Esq.
        (303) 629-3450